SMARTMETRIC, INC.

3960 Howard Hughes Parkway, Suite 500

Las Vegas, NV 89109

February 11, 2016

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	W. John Cash, Accounting Branch Chief
Dale Welcome
Jeffrey Gordon

Re:	Smartmetric, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2015
Filed October 5, 2015
File No. 0-54853

Dear Mr. Cash:

The following responses address the comments of the reviewing staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) as set forth in a comment letter dated February 1, 2016 (the "Comment Letter") relating to the Annual Report on Form 10-K for the fiscal year ended June 30, 2015 (the “10-K”) of Smartmetric, Inc. (the “Company”). The answers set forth herein refer to each of the Staff’s comments by number as set forth in the Comment Letter.

Form 10-K for the Fiscal Year Ended June 30, 2015

Consolidated Financial Statements, page 34

Note 5. Commitments, page F-9

Related Party Transactions, page F-10

1.	We note the disclosure in Note 5 to the financial statements that you have made cash advances to your Chief Executive Officer in the amount of $22,478. Please advise how these existing debts comply with Section 13(k) of the Exchange Act regarding the prohibition on personal loans to executives and also tell us how you intend to comply with Section 13(k) in the future.

Securities and Exchange Commission

February 11, 2016

Response

The Company acknowledges the Staff’s comment and advises the Staff that as set forth in Note 5 to the Company’s financial statements included in the 10-K, as of June 30, 2015 and June 30, 2014, the Company has accrued the amounts of $267,515 and $125,015, respectively, as deferred officer’s salary for the difference between the chief executive officer’s annual salary and the amounts paid. The advances that were received by the Company’s chief executive officer during the fiscal year ended June 30, 2014 were intended to be payments that would offset the deferred compensation that was owed to the chief executive officer during such fiscal year. After reviewing the transactions described above, the Company determined that it did not reflect as an offset the amounts advanced to the chief executive officer against the deferred salary that was accrued on the Company’s financial statements during the relevant time periods, but rather reported on a separate line-item in the financial statements. As a result, the amount of deferred officer’s salary for the fiscal year ended June 30, 2014 would have been reduced from $125,015 to $102,537. The Company believes that given the proposed modification to the accounting of the advances occurred in periods that will no longer be included in the Company’s periodic reports on a going forward basis as well as the immaterial nature of the adjustment to be made, the Company will update its future filings to offset any advances made against any deferred compensation accrued for any relevant period to the extent incurred.

Item 9A. Controls and Procedures, page 23

2.	Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Controls – Integrated Framework you utilized while performing your assessment of internal controls over financial reporting.

Response

The Company acknowledges the Staff’s comment and has advised us that it utilized the 2013 version while performing its assessment of internal controls over financial reporting. The Company has further advised us that it will update its future filings in accordance with the Staff’s comments.

The Company hereby acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

February 11, 2016

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If you have any further comments and/or questions, please contact the undersigned at (702) 990-3687 or Andrea Cataneo, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very truly yours,

/s/ C. Hendrick

C. Hendrick
President and CEO

cc:	Andrea Cataneo, Sichenzia Ross Friedman Ference LLP